UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 27, 2016

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 27, 2016, Elias Sakellis tendered his resignation as a director of Pacific Drilling S.A. (the “Company”), effective immediately.    Mr. Sakellis’ resignation did not result from any disagreement with the Company regarding operations, policies or practices. Mr. Sakellis joined the Company’s Board in June 2012 and served as a member of the Nominating Committee.    The Board accepted Mr. Sakellis’ resignation with thanks for his efforts and contribution to the Company.

On October 31, 2016, the Board appointed Antoine Bonnier to fill the vacancy on the Board left by Mr. Sakellis’ resignation.  Mr. Bonnier is an Investment Director of Quantum Pacific (UK) LLP and a member of the board of directors of Primus Green Energy, Inc. Prior to joining Quantum Pacific in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	November 2, 2016	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary